Exhibit 99(a)(1)(H)

To Employees:

Reminder – Cancellation Date for Stock Option Offer to Exchange is Approaching

On February 19, 2003, Ditech announced a stock option exchange offer for eligible employees and distributed documents related to the offer, including election forms to be returned, indicating whether or not you choose to participate. We are now approaching the deadline for returning your election forms.  Whether you accept the offer or not, you need to make your election, sign the Election Form and ensure delivery of the Election Form to Kimberly Canigiula at Ditech’s corporate offices at 825 East Middlefield Road, Mountain View, California 94043 for receipt BEFORE 5:00 P.M. PACIFIC TIME ON WEDNESDAY, MARCH 19, 2003.

If you have any questions, please do not hesitate to contact Kimberly Canigiula.  Kimberly can be reached via e-mail at kcanigiula@ditechcom.com, or via telephone at (650) 623-1357.